Exhibit 99.2

B2GOLD CORP. Security Class Holder Account Number ———-Fold Form of Proxy—Annual General and Special Meeting to be held on Friday, June 23, 2023 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. ———- Fold Proxies submitted must be received by 2:00 pm, PDT, on Wednesday, June 21, 2023. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Receive Documents To Virtually Attend To Vote Using the Telephone To Vote Using the Internet Electronically the Meeting • Call the number listed BELOW from a touch • Go to the following web site: • You can enroll to receive future securityholder • You can attend the meeting virtually by visiting tone telephone. www.investorvote.com communications electronically by visiting the URL provided on the back of this www.investorcentre.com. document. • Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

Appointment of Proxyholder I/We being holder(s) of securities of B2Gold OR Print the name of the person you are appointing if this person is Corp. (the “Company”) hereby appoint: Clive someone other than the Management Appointees listed herein. Johnson, or failing this person, Randall Chatwin (the “Management Nominees”) Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/B2Gold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC and in a virtual format conducted via live audio webcast online at https:/web.lumiagm.com/485739236 on Friday, June 23, 2023 at 2:00 pm (PDT), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Number of Directors To set the number of Directors at nine (9). 2. Election of Directors For Withhold For Withhold For Withhold 01. Clive Johnson 02. Jerry Korpan 03. Kevin Bullock 04. George Johnson 05. Robin Weisman 06. Liane Kelly 07. Lisa Pankratz 08. Thabile Makgala 09. Kelvin Dushnisky For Withhold 3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Agai 4. Approval of Amended Restricted Unit Plan To approve an increase to the aggregate number of common shares reserved under the Company’s Restricted Share Unit Plan by 5,000,000 common shares for an aggregate total of 30,000,000 common shares, as as described in the Management Information Circular of the Company for the Annual General and Special Meeting of the shareholders to be held on June 23, 2023. For Against 5. Advisory Vote on Executive Compensation To approve a non-binding advisory resolution accepting the Company’s approach to executive compensation, as described in the Management Information Circular of the Company for the Annual General and Special Meeting of the shareholders to be held on June 23, 2023. Signature of Proxyholder Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Interim Financial Statements—Mark this box if you would Annual Financial Statements—Mark this box if you would like to receive Interim Financial Statements and like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.